SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 10 )*

                             ALBERTO-CULVER COMPANY
                                (Name of Issuer)


                 CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    013068101
                                 (CUSIP Number)
Marshall E. Eisenberg                                 Carol L. Bernick
NEAL GERBER & EISENBERG                               2525 Armitage Avenue
Two North LaSalle Street, Suite 2200                  Melrose Park, IL 60160
Chicago, Illinois  60602                              (708) 450-3051
(312) 269-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 18, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                               Page 1 of 9 Pages

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CUSIP NO. 013068101               13D                          Page 2 of 9 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     CAROL L. BERNICK
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *      (a)
                                                                    (b)  X
     3      SEC USE ONLY

     4      SOURCE OF FUNDS *
                     Not applicable
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S. Citizen


            NUMBER                  7      SOLE VOTING POWER

              OF                           2,830,682
            SHARES
                                    8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                       2,814,954
                                    9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                       2,830,682
             PERSON                10     SHARED DISPOSITIVE POWER
              WITH
                                           2,814,954


    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     5,645,636
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*
            Excluded are 600,000 Class B shares held directly by Bernick's spouse; 43,960 Class B shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,194 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees Profit Sharing Plan.
            Bernick disclaims beneficial ownership of such shares.
                                                                    X
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                     17.03%
    14  TYPE OF REPORTING PERSON *
                     IN

   * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 013068101              13D                         Page 3 of 9 Pages


     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     CLB Grantor Annuity Trust, u/a/d 9/15/93
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *  (a)
                                                                (b)  X
     3      SEC USE ONLY

     4      SOURCE OF FUNDS *
                     Not applicable
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Illinois Trust

            NUMBER                  7      SOLE VOTING POWER

              OF                           0
            SHARES
                                    8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                       1,994,354
                                    9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                       0
             PERSON                10     SHARED DISPOSITIVE POWER
              WITH
                                           1,994,354

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,994,354
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES* X

            Not applicable.

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                      6.02%
    14  TYPE OF REPORTING PERSON *
                     00
          * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 013068101                13D                         Page 4 of 9 Pages


     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     KSL Property Trust II, u/a/d 10/31/98
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *  (a)
                                                                (b)   X
     3      SEC USE ONLY

     4      SOURCE OF FUNDS *
                     Not applicable
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Illinois Trust

             NUMBER                 7      SOLE VOTING POWER

              OF                           1,990,000
            SHARES
                                    8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                       0
                                    9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                       1,990,000
             PERSON                10     SHARED DISPOSITIVE POWER
              WITH
                                           0

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,990,000
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES* X

            Not applicable.

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                      6.00%
    14  TYPE OF REPORTING PERSON *
                     00

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 013068101                 13D                        Page 5 of 9 Pages

     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     KSL Grantor Annuity Trust, u/a/d 9/15/93
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *  (a)
                                                                (b) X
     3      SEC USE ONLY

     4      SOURCE OF FUNDS *
                     Not applicable
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Illinois Trust

            NUMBER                  7      SOLE VOTING POWER

              OF                           3,817
            SHARES
                                    8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                       0
                                    9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                       3,817
             PERSON                10     SHARED DISPOSITIVE POWER
              WITH
                                           0

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     3,817
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES* X

            Not applicable.

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                     .01%
    14  TYPE OF REPORTING PERSON *
                      00

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 013068101            13D                            Page 6 of 9 Pages


Item 1.  Security and Issuer.

         Title of Class of Securities: Class B Common Stock, $.22 par value per share ("shares" or "Class B shares")

         Name and Address of Issuer:   Alberto-Culver Company (the "Company")
                                       2525 Armitage Avenue
                                       Melrose Park, IL  60160

Item 2.  Identity and Background.

(a) Name of Person Filing:  (1) Carol L. Bernick ("Bernick")
                            (2) CLB Grantor Annuity Trust, u/a/d 9/15/93
                                (the"CLB Trust")
                            (3) KSL Grantor Annuity Trust, u/a/d 9/15/93
                                (the "KSL Trust")
                            (4) KSL Property Trust II, u/a/d 10/31/98
                                (the "Property Trust")

(b) Address:                c/o Carol L. Bernick
                            2525 Armitage Avenue
                            Melrose Park, IL  60160

(c) Principal Business:    (1) Bernick, an individual, is a Director and Vice
                               Chairman, President Alberto-Culver North America, a division of the Company, and Assistant Secretary of the Company.
                           (2) Trust Administration.
                           (3) Trust Administration.
                           (4) Trust Administration.

(d) Prior Criminal Convictions:        None

(e) Prior Civil Proceedings With
    Respect to Federal or State
    Securities Laws:                   None

(f) Place of Organization:  (1)      U.S. Citizen
                            (2)      Illinois Trust
                            (3)      Illinois Trust
                            (4)      Illinois Trust


Item 3.  Source and Amount of Funds or Other Consideration.

         On November 18, 1998, Bernick, as co-trustee of the KSL Trust, transferred 1,990,000 Class B shares to herself as trustee of the Property Trust.


Item 4.  Purpose of Transaction.

         The transfer of securities was undertaken solely in connection with Lavin family estate planning matters. The transfer was not undertaken for purposes of effecting any of the actions listed in this item.


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CUSIP NO. 013068101                13D                        Page 7 of 9 Pages

Item 5.  Interest in Securities of the Issuer.

(a)(i) Amount of Class B Shares Beneficially Owned: 5,645,636 shares total:
316,248 shares directly; 1,994,354 shares held as co-trustee of the CLB Trust; 1,990,000 shares held as trustee of the Property Trust; 3,817 shares held as co-trustee of the KSL Trust; 412,527 shares held as co-trustee of the SJL Grantor Annuity Trust, u/a/d 9/15/93 (the "SJL Trust"); 100,000 shares as trustee of the Lavin Survivorship Trust; 300,600 shares held as co-trustee of a trust for Bernick's benefit; 520,000 shares held by Lavin Family Foundation (a charitable foundation of which Bernick is a Director and Vice President); and 8,090 shares held as a participant in the Alberto-Culver Employees' Profit Sharing Plan.

   (ii) Percentage  of  Class B  Shares  Beneficially  Owned:
        17.03% total: .95% directly; 6.02% as co-trustee of the CLB Trust; 6.00% as trustee of the Property Trust; .01% as co-trustee of the KSL Trust; 1.24% as co-trustee of the SJL Trust; .30% as trustee of the Lavin Survivorship Trust; .91% as co-trustee of a trust for Bernick's benefit; 1.57% as a Director and Vice President of Lavin Family Foundation and .02% as a participant in the Alberto-Culver Employees' Profit Sharing Plan (based upon 33,147,471 Class B shares outstanding as of November 18, 1998).

(b) Number of Class B Shares as to Which Bernick, CLB Trust, KSL Trust and Property Trust Have:

                                   Bernick   CLB Trust  KSL Trust Property Trust


(i)   Sole power to vote:      2,830,682     0            3,817       1,990,000
(ii)  Shared power to vote:    2,814,954(1)  1,994,354(2) 0           0
(iii) Sole power to dispose:   2,830,682     0            3,817       1,990,000
(iv)  Shared power to dispose: 2,814,954(1)  1,994,354(2) 0           0

         (1) Bernick shares the power to vote and dispose of the 1,994,354 shares in the CLB Trust with Marshall E. Eisenberg. Bernick shares the power to vote and dispose of the 520,000 shares held by Lavin Family Foundation with Mr. Lavin and Mrs. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares the power to vote and dispose of 300,600 shares held by such trust with Mrs. Lavin.

          (2) Bernick shares the power to vote and dispose of 1,994,354 Class B shares in the CLB Trust with Marshall Eisenberg.

                  Certain information regarding Mr. Lavin, Mrs. Lavin and Mr. Eisenberg is presented below:

           (i) Name of Person: (1)  Leonard H. Lavin
                               (2)  Bernice E. Lavin
                               (3)  Marshall E. Eisenberg

          (ii) Address:   (1), (2) 2525 Armitage Avenue
                                   Melrose Park, Illinois  60160

                               (3) Neal, Gerber & Eisenberg
                                   Two North LaSalle St., Suite 2200
                                   Chicago, Illinois 60602

CUSIP NO. 013068101                  13D                       Page 8 of 9 Pages


 (iii)Principal
      Business:       (1)Leonard H. Lavin, an individual, is a Director
                         and the Chairman of the Company

                      (2)Bernice E. Lavin, an individual, is a Director and the
                         Vice Chairman, Secretary and Treasurer of the Company

                      (3)Marshall E. Eisenberg, an individual, is an attorney
                         and a partner in the law firm, Neal, Gerber & Eisenberg, Chicago, Illinois


(iv)  Prior Criminal
      Convictions:     None.

(v)   Prior Civil
      Proceedings With
      Respect to Federal
      or State Securities
      Laws:                     None.

(vi)  Place of
      Organization:    U.S. Citizen.

         The foregoing does not reflect 100,200, 262,130 (includes options to purchase 91,850 Class A shares) and 527,888 shares of Class A Common Stock of the Company ("Class A shares") owned by Bernick and Mrs. Lavin as co-trustees of a trust for Bernick's benefit, Bernick individually, and the Lavin Family Foundation, respectively. Also excluded are 600,000 Class B shares and 679,850 Class A shares (includes options to purchase 139,850 Class A shares) held directly by Bernick's spouse; 45,000 Class A shares held by the Howard and Carol Bernick Family Foundation; 43,960 Class B shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,194 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of the shares held by her spouse and they are not included above.

         (c) None, except as reported in Item 3 above.

         (d)      None.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

CUSIP NO. 013068101                     13D                   Page 9 of 9 Pages





Item 7.  Material to be Filed as Exhibits.

                  None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 1998



Signature:        /s/ Carol L. Bernick

Name/Title:       Carol L. Bernick,  Individually,  as co-trustee of each of the
                  KSL and CLB Trusts, as trustee of the Property Trust, and as trustee or co-trustee of various trusts for her benefit or the benefit of her siblings.





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